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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Loral Space & Communications Ltd.
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(Name of Issuer)


Common Stock (convertible from Series A Convertible Preferred Stock)
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(Title of Class and Securities)


G56462107
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(CUSIP Number of Class of Securities)

March 31, 2000
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(Date of Event Which Requires Filing of this Statement

Check the appropriate box pursuant to which this Schedule is filed:

[_]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[_]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         (Continued on following page(s))
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CUSIP Number G56462107
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(1)  NAMES OF REPORTING PERSONS

     Lockheed Martin Corporation      I.D. No. 52-1893632
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                      (a)
                      (b)
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(3)  SEC USE ONLY


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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
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(5)  SOLE VOTING POWER

     45,896,978 shares -as limited by a letter agreement dated February 11, 2000 ("Letter Agreement") and a Shareholders Agreement dated April 23, 1996 by and among Loral Corporation (now part of Lockheed Martin Corporation) and Loral Space & Communications Ltd. ("Agreement"). The Agreement is filed as Exhibit
10.2 to Loral Space's Form 10-K filed on July 1, 1996.
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(6)  SHARED VOTING POWER

     None
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(7)  SOLE DISPOSITIVE POWER:

     45,896,978 shares (as limited by the Letter Agreement and Agreement).
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(8)  SHARED DISPOSITIVE POWER

     None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     45,896,978 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES

      [__]
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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.5% (on a fully diluted basis)
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(12)  TYPE OF REPORTING PERSON

      CO
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SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).  Name of Issuer:

            Loral Space & Communications Ltd.

Item 1(b).  Name of Issuer's Principal Executive Offices:

            600 Third Avenue
            New York, New York 10016

Item 2(a).  Name of Person Filing:

            Lockheed Martin Corporation

Item 2(b).  Address or Principal Business Office or, if None, Residence:

            6801 Rockledge Drive, Bethesda, Maryland 20817

Item 2(c).  Citizenship:

            Maryland

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.01 per share (converted from Series A Convertible Preferred Stock). This Schedule is filed in connection with Lockheed Martin Corporation's March 31, 2000 conversion of 45,896,978 shares of Loral Space Series A Convertible Preferred Stock held by Lockheed Martin into Common Stock of Loral Space on a one-for-one basis.

Item 2(e).  CUSIP Number:

            G56462107

Item 3.     Not applicable.

Item 4.     Ownership

            (a)   Amount Beneficially Owned:

                  45,896,978

            (b)   Percent of Class:

                  13.5%  (on a fully diluted basis)

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  45,896,978 (as limited by a letter agreement dated
                  February 11, 2000 ("Letter Agreement") and a Shareholders Agreement dated April 23, 1996 by and among Loral Corporation (now part of

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                  Lockheed Martin Corporation) and Loral Space & Communications
                  Ltd. ("Agreement"). The Agreement is filed as Exhibit 10.2 to Loral Space's Form 10-K filed on July 1, 1996.

            (ii)  shared power to vote or to direct the vote:

                  None

            (iii) sole power to dispose or to direct the disposition of:

                  45,896,978 (as limited by the Letter Agreement and the Agreement).

            (iv)  shared power to dispose or to direct the disposition of:

                  None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            On February 16, 2000, Lockheed Martin transferred the beneficial ownership of the 45,896,978 shares of Loral Space Series A Convertible Preferred Stock to a wholly-owned subsidiary, Lockheed Martin Investments Inc. The Common Stock is now held by this subsidiary.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Lockheed Martin Corporation's beneficial ownership of the Series A Convertible Preferred Stock (convertible into Common Stock) of Loral Space & Communications Ltd. on this date is true, complete and correct.

Date  April 10, 2000
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/s/  Marian S. Block
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Vice President and Associate General Counsel